As filed with the U.S. Securities and Exchange Commission on October 26, 2009
 Registration No.  333-136367

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
POST EFFECTIVE AMENDMENT NO. 1
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________
ALLIANZ SE
(Exact name of issuer of deposited securities as specified in its charter)

Not applicable
(Translation of issuer's name into English)

FEDERAL REPUBLIC OF GERMANY
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Terry Griffith
Allianz of America Corporation.
777 San Marin Drive
Novato, California 94998
(415) 899-4669
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-tenth of one ordinary share, no par value, of Allianz SE	n/a	n/a	n/a	n/a
(1)	Each Unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment to Deposit Agreement included as Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (4), (12) and (13)

	(iii)	Collection and distribution of dividends	Paragraphs (10), (11), and (12)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (8), (10) and (13)

	(v)	Sale or exercise of rights	Paragraph (11)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (11) and (14)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (2)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (3), (4), (6) and (7)

	(x)	Limitation upon the liability of the Depositary	Paragraph (15)

(3)	Fees and Charges		Paragraph (9)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that upon effectiveness of the termination of Allianz SE's reporting requirements under the Exchange Act, the Company shall publish information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site (www.allianz.com.) or through an electronic information delivery system generally available to the public in its primary trading market.
Paragraph (10)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Deposit Agreement. Deposit Agreement dated as of November 3, 2000 among Allianz SE, JPMorgan Chase Bank (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as an Exhibit to Registration Statement No. 333-12750 which is incorporated herein by reference.

(a)(2)	Form of Amendment to Deposit Agreement, including form of ADR. Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)
Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered.  Previously filed as an Exhibit to Registration Statement No. 333-136367 which is incorporated herein by reference .

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 26, 2009.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Allianz SE certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Munich, Germany on October 26, 2009.

ALLIANZ SE

By:	/s/ Dr. Paul Achleitner
Name:	Dr. Paul Achleitner
Title:	Member of the Management Board, CFO

By:	/s/ Stephan Theissing
Name:	Stephan Theissing
Title:	Head of Group Corporate Finance & Treasury

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of October 26, 2009.

Signatures	Title

*	Chairman of the Management Board
Michael Diekmann	(principal executive officer)

/s/Dr. Paul Achleitner
Dr. Paul Achleitner	Member, Management Board

/s/Oliver Bäte	Member of the Management Board
Oliver Bäte	(Principal Financial Officer and Principal Accounting Officer)

*
Clement B. Booth	Member, Management Board

*
Enrico Cucchiani	Member, Management Board

*
Dr. Joachim Faber	Member, Management Board

/s/Dr. Christof Mascher
Dr. Christof Mascher	Member, Management Board

Dr. Gerhard Rupprecht	Member, Management Board

Jean-Philippe Thierry	Member, Management Board

*
Dr. Werner Zedelius	Member, Management Board

*	Authorized Representative in
Terry Griffith	the United States

*By:	/s/Stephan Theissing
Name:	Stephan Theissing
Title:	Power of Attorney

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page

(a)(2)	Form of Amendment to Deposit Agreement.

(e)	Rule 466 Certification